UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Todos Medical Ltd. (Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M8790Y108
(CUSIP Number)

March 28, 2022 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8790Y108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Leviston Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 76,961,783 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 76,961,783 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,961,783 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. M8790Y108	13G	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

Todos Medical Ltd.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1 Hamada Street, Rehovot Israel

ITEM 2(a).	NAME OF PERSON FILING:

Leviston Resources, LLC

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1225 Ave Ponce de Leon, PH-855

San Juan, PR 00907

ITEM 2(c).	CITIZENSHIP:

United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(e).	CUSIP Number:

M8790Y108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

(a)	Amount beneficially owned:		76,961,783 shares of Common Stock
(b)	Percent of class:		6.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	76,961,783 shares of Common Stock
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	76,961,783 shares of Common Stock
	(iv)	Shared power to dispose or to direct the disposition of:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

CUSIP No. M8790Y108	13G	Page 4 of 5 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. M8790Y108	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEVISTON RESOURCES, LLC

By:	/s/ John Miller
Name/Title:	John Miller/ VP of Finance
Date:	April 6, 2022